Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 15

DATED JULY 16, 2013

TO THE PROSPECTUS DATED OCTOBER 18, 2012

OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 15 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 11 dated April 16, 2013 (which superseded and replaced all prior supplements), Supplement No. 12 dated April 29, 2013, Supplement No. 13 dated May 14, 2013 and Supplement No. 14 dated May 22, 2013. Unless otherwise defined in this Supplement No. 15, capitalized terms used herein have the same meanings as set forth in the prospectus.

Summary OVERVIEW

The following disclosures update the same sections contained in Supplement No. 11.

Status of the Offering

This public offering commenced on October 18, 2012. As of October 26, 2012, we had satisfied our minimum offering requirements in all states except Ohio, Pennsylvania and Tennessee. With the exception of subscription proceeds received from residents of Ohio, Pennsylvania and Tennessee, all subscription proceeds have been released from the escrow account maintained by our third-party escrow agent.

Through July 10, 2013, we have sold approximately 1,573,596 shares of our common stock in our “best efforts” offering and approximately 11,065 shares of our common stock through our distribution reinvestment plan, or DRP, resulting in aggregate gross proceeds of approximately $15.1 million. As of July 10, 2013, approximately 148.2 million shares of our common stock remain available for sale in our “best efforts” offering, and approximately 29.9 million shares of our common stock remain available for issuance through our DRP. We reserve the right to reallocate the shares of common stock we are offering between our “best efforts” offering and our DRP.

Our Portfolio of Real Estate Assets

Our Debt Obligations

The following table summarizes, as of July 10, 2013, the material terms of any outstanding loans that we or our subsidiaries have obtained, or assumed at closing (dollar amounts stated in thousands):

Property Name	Date of Financing	Approximate Outstanding Principal Balance	Interest per Annum (%)	Maturity Date
Dollar General Properties (Phase II)	12/28/12	$4,140	4.347%	1/1/20 (2)
–Daleville, Mobile and Valley, AL; Brooks and LaGrange, GA; and Maryville, TN
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Property Name	Date of Financing	Approximate Outstanding Principal Balance	Interest per Annum (%)	Maturity Date

Dollar General Properties (Phase II) –Daleville, Mobile and Valley, AL; Brooks and LaGrange, GA; and Maryville, TN	12/28/12	$1,913	LIBOR + 3.75% with floor of 6.000% (1)	12/28/13

Newington Fair Shopping Center –Newington, CT	12/27/12	$9,790	LIBOR + 3.250% with floor of 3.500% (1)	12/27/15

Newington Fair Shopping Center –Newington, CT	12/27/12	$1,746	LIBOR + 3.75% with floor of 6.000% (1)	12/27/13

Dollar General Properties (Phase I)	11/6/12	$3,340	4.310%	12/1/19 (3)
–East Brewton, Robertsdale and Wetumpka, AL; and Madisonville and Newport, TN

(1)     LIBOR means the London Interbank Offered Rate and represents the rate of interest at which banks offer to lend money to each other. The rate is used as an index to set the cost of a variable rate loan. In this case, the rate on the applicable loan is based on the “Three Month LIBOR” which as of July 10, 2013 was 0.269% plus the applicable margin.

(2)     The date represents the anticipated repayment date, as defined. The maturity date is October 1, 2027.

(3)     The date represents the anticipated repayment date, as defined. The maturity date is May 1, 2027.

The loan documents for each of these mortgages payable contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents. The loan documents also contain various customary events of default.

Distributions

We began paying distributions to stockholders of record during each day of December 2012. Because 2012 was a leap year, the December 2012 monthly distributions were equal to a daily amount of $0.001639344 per share per day. Beginning on January 1, 2013, the distributions paid and declared are equal to a daily amount of $0.001643836 per share per day. A summary of the distributions declared, distributions paid and cash flows from operations through March 31, 2013 follows:

	Distributions Declared	Distributions Declared Per Share	Distributions Paid			Cash Flows From Operations	Net Offering Proceeds
Period			Cash	Reinvested via DRP	Total
1st Quarter 2013	$74,600	$ 0.15 (3)	$42,218	$11,922	$54,140	$(788,803)	$4,410,135 (4)
December 31, 2012 (1)	$13,793 (2)	$0.0508 (5)	$ -	$ -	$ -	$(524,042)	$1,699,688 (4)

(1) We began paying distributions to stockholders of record during December 2012.
(2) Distributions declared in December 2012 were paid on January 2, 2013.
(3) Assumes that a share was issued and outstanding each day during the first quarter of 2013.
(4) 100% of distributions paid for the month of December 2012 and the first quarter of 2013 were paid from the net proceeds of our “best efforts” offering.
(5) Assumes that a share was issued and outstanding each day during the month of December 2012.

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We have also paid distributions to each stockholder of record between April 1, 2013 and June 30, 2013. The monies used to pay these distributions were funded from the net proceeds of our “best efforts” offering. We anticipate that all of the monies needed to pay our July 2013 distributions will be funded from the net proceeds of our “best efforts” offering. The distributions paid and declared are equal to a daily amount of $0.001643836 per share per day.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board. We anticipate that some or all of the monies needed to pay future distributions will be funded from the net proceeds of our “best efforts” offering until we make investments that generate sufficient cash flow from operations to fully pay distributions. See also “Risk Factors — Risks Related to Our Business — The amount and timing of distributions, if any, may vary. We may pay distributions from sources other than cash flow from operations, including the net offering proceeds of this offering.” and “— To date, we have not generated sufficient cash flow from operations to pay distributions, and, therefore, we have paid, and may continue to pay, distributions from the net proceeds of our “best efforts” offering, which may reduce the amount of cash we ultimately invest in assets, negatively impact the value of our stockholders’ investment and be dilutive to our stockholders.”

Compensation Paid To Affiliates of IREIC

Set forth below is a summary of the most significant fees and expenses that we have incurred as well as paid or reimbursed to affiliates of IREIC such as Inland Securities, our Business Manager and our Real Estate Managers and their respective affiliates, including the ancillary service providers, for the three months ended March 31, 2013 and the year ended December 31, 2012.

	Three Months Ended March 31, 2013			Year Ended December 31, 2012
Type of Compensation	Incurred	Paid	Unpaid	Incurred	Paid	Unpaid

Offering Stage
Selling Commissions	$104,653	$104,653	$--	$11,900	$11,900	$--
Marketing Contribution	$80,755	$80,755	$--	$5,100	$5,100	$--
Due Diligence Expense Reimbursement	$--	$--	$--	$--	$--	$--
Issuer Costs	$75,101	$1,892	$73,209	$232,744	$70,732	$162,012

Operational Stage
Acquisition Expenses	$30,235	$5,389	$24,846	$534,144	$2,123	$532,021
Business Management Fee	$52,266	$--	$52,266	$--	$--	$--
Real Estate Management Fees	$20,154	$20,154	$--	$2,254	$--	$2,254
Fee for Purchasing, Selling and Servicing Mortgages	$--	$--	$--	$--	$--	$--
Investment Advisor Fee	$--	$--	$--	$--	$--	$--
Ancillary Services Reimbursements	$57,690	$10,776	$46,914	$45,494	$1,434	$44,060

Expenses

Our charter requires that we monitor our expenses on a trailing 12-month basis, and states that our “total operating expenses” will be deemed to be excessive if, at the end of any quarter, they exceed for the prior trailing 12-month period, the greater of 2% of our “average invested assets” or 25% of our “net income,” each as defined in our charter. For the trailing 12 months ended March 31, 2013, our “total operating expenses” as a percentage of “average invested assets” and “net loss” were approximately 6.2% and -141%, respectively. For the trailing 12 months ended June 30, 2013, our “total operating expenses” as a percentage of “average invested assets” and “net loss” were approximately 5% and -152%, respectively.

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Our board of directors, including all of our independent directors, have reviewed this analysis and unanimously determined the excess for both periods to be justified, because we are in the early stages of our offering. We expect our total operating expenses to fall within the parameters described above as we acquire more assets.

Selected Financial Data

The following table shows our selected financial data relating to our consolidated historical financial condition and results of operations. This selected financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing in our Quarterly Report on Form 10-Q for the period ended March 31, 2013 and our Annual Report on Form 10-K for the year ended December 31, 2012, and incorporated by reference into this prospectus.

	As of March 31,		As of December 31,
	2013	2012	2012	2011

Total assets	$36,285,182	--	35,259,075	874,194

Mortgages and notes payable	$29,927,167	--	32,677,167	--

	For the Three Months Ended March 31,		For the Year Ended December 31,	For the period from August 24, 2011 (inception) through December 31,
	2013	2012	2012	2011

Total income	$689,147	--	101,986	--
Net loss	$(859,869)	(9,002)	(1,139,882)	(19,892)
Net loss per common share, basic and diluted (a)	$(1.71)	(0.45)	(18.04)	(0.99)
Distributions declared to common stockholders	$74,600	--	13,793	--
Distributions per weighted average common share (a)	$0.15	--	0.22	--
Cash flows used in operating activities	(788,803)	(9,002)	(524,042)	(19,892)
Cash flows used in investing activities	$(59,715)	--	(32,163,615)	(1,000)
Cash flows provided by financing activities	$1,444,261	112,508	34,890,619	54,980
Weighted average number of common shares outstanding, basic and diluted	504,243	20,000	63,198	20,000

(a) The net loss per common share, basic and diluted is based upon the weighted average number of common shares outstanding for the year or period ended. The distributions per common share are based upon the weighted average number of common shares outstanding for the year or period ended.

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RISK FACTORS

The following risk factor is inserted to the section captioned “Risk Factors — Risks Related to Our Business.” which begins on page 37 of the prospectus.

To date, we have not generated sufficient cash flow from operations to pay distributions, and, therefore, we have paid, and may continue to pay, distributions from the net proceeds of our “best efforts” offering, which reduces the amount of cash we ultimately have to invest in assets, negatively impacting the value of our stockholders’ investment and is dilutive to our stockholders.

We expect to generate little, if any, cash flow from operations until we make substantial investments. Our organizational documents permit us to make distributions from sources other than cash flow from operations. Specifically, some or all of our distributions may be paid from retained cash flow, from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of our “best efforts” offering. Accordingly, until such time as we are generating cash flow from operations sufficient to cover distributions, we may determine not to pay distributions or to pay all or a portion of our distributions from other sources. We have not established any limit on the extent to which we may use alternate sources, including borrowings or proceeds of this offering, to pay distributions. We began declaring distributions to stockholders of record during December 2012. We have paid distribution to stockholders of record through June 30, 2013. One hundred percent (100%) of the distributions paid to stockholders for these periods were paid from the net proceeds of our “best efforts” offering, which is dilutive to our stockholders. To the extent we make cash distributions, or a portion thereof, from sources other than cash flow from operations, we will have less capital available to invest in properties and other real estate-related assets, the book value per share may decline. Further, distributions that exceed net operating cash flow may not be sustainable. In addition, by using the net proceeds of our “best efforts” offering to fund distributions, earlier investors may benefit from the investments made with funds raised later in our “best efforts” offering, while later investors may not benefit from all of the net offering proceeds raised from earlier investors.

The following risk factor is inserted to the section captioned “Risk Factors — Risks Associated with Debt Financing,” which begins on page 53 of the prospectus.

We exceeded the total limit we may borrow as set by our charter which reduces the funds available for distribution and increases the risk of loss since defaults may cause us to lose the properties securing the loans.

As of March 31, 2013 and June 30, 2013 we had borrowed $29,927,167 and $23,656,707, respectively, and had exceeded the limit set forth in our charter. Notwithstanding the determination by our board that exceeding the limit was justified, there is no assurance that we will not exceed the limit in the future. As noted herein, borrowing reduces the funds available for, among other things, acquisitions, capital expenditures for existing properties or distributions to our stockholders because cash otherwise available for these purposes may be required to be used to pay principal and interest on this debt. The level of our borrowing increases the risk of loss that may result from a default(s).

If there is a shortfall between the cash flow from our properties and the cash flow needed to service mortgage debt, then the amount of cash flow from operations available for distributions to stockholders will be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In such a case, we could lose the property securing the loan that is in default, thus reducing the value of your investment. For tax purposes, a foreclosure is treated as a sale of the property or properties for a purchase price equal to the outstanding balance of the debt secured by the property or properties. If the outstanding balance of the debt exceeds our tax basis in the property or properties, we would recognize taxable gain on the foreclosure but would not receive any cash proceeds. We also have, and may in the future, fully or partially guaranteed monies that subsidiaries borrow to purchase or operate properties. In these cases, we will likely be responsible to the lender for repaying some or all of the loan(s) that is in default. If any mortgage contains cross-collateralization or cross-default provisions, more than one property may be affected by a default.

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COMPENSATION TABLE

The following disclosure supersedes and replaces the section of our prospectus captioned “Compensation Table – Offering Stage - Marketing Contribution — Inland Securities Corporation and Participating Soliciting Dealers,” which is located on page 67of the prospectus.

Type of Compensation and Recipient	Method of Compensation	Estimated Amount for Minimum Offering (200,000 shares) / Maximum Offering (150,000,000 shares)

Offering Stage

Marketing Contribution — Inland Securities Corporation and Participating Soliciting Dealers (1) (2) (3)	We will pay Inland Securities a fee for marketing the shares, which includes coordinating the marketing of the shares with any participating soliciting dealers, in an amount equal to 3% of the gross offering proceeds from shares sold in the “best efforts” offering. Inland Securities may reallow (pay) up to 1.5% of this marketing contribution to participating soliciting dealers. We will not pay the marketing contribution in connection with special sales, except as specifically set forth in “Plan of Distribution — Compensation We Pay For the Sale of Our Shares.”	$60,000 / $45,000,000 (assumes no special sales)

Prior Performance of IREIC Affiliates

The following disclosure supersedes and replaces the section of our prospectus captioned “Prior Performance of IREIC Affiliates,” which begins on page 78 of the prospectus and updates the same section contained in Supplement No. 11.

During the ten year period ended March 31, 2013, IREIC and its affiliates sponsored four other REITs, 125 real estate exchange private placement programs, which altogether have raised more than $18.1 billion from over 342,000 investors in offerings for which Inland Securities has served as dealer manager. During that period, RPAI, Inland American and Inland Diversified raised approximately $16.1 billion from over 338,000 investors. These REITs have investment objectives similar to ours in that they seek to invest in real estate that produces both current income and long-term capital appreciation for stockholders. The monies raised by IREIC-sponsored REITs, as well as IRC and IRRETI, two additional REITs sponsored by IREIC prior to this ten year period, represent approximately 95% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 99% of the aggregate number of investors, approximately 95% of properties purchased and approximately 93% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

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We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Managers, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Prospectus Summary — Compensation Paid to Affiliates of IREIC.” The other five REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.

The following discussion and the Prior Performance Tables, included in this prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC. Past performance is not necessarily indicative of future performance. With respect to the disclosures set forth herein, we have provided information for IRRETI only through September 30, 2006. On February 27, 2007, all of the outstanding common stock of IRRETI was acquired in a merger with Developers Diversified Realty Corporation (“DDR”). Pursuant to the merger agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February 2007 in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through a combination of $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR. The transaction had a total enterprise value of approximately $6.2 billion. No further information regarding IRRETI following completion of the merger is available.

Summary Information

The following table provides summarized information concerning prior programs sponsored by IREIC or its affiliates, with the exception of IRRETI, for the ten year period ending March 31, 2013, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. With respect to IRRETI, information is presented for the ten year period ended September 30, 2006. This information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans.

All information regarding the REITs previously sponsored by IREIC has been taken from, or derived from, the public filings by these entities. We are unable to verify or assess the reliability, accuracy or completeness of any of the information related to the other IREIC-sponsored REITs. Information regarding the other IREIC-sponsored REITs may contain inaccuracies or omissions, or may have been prepared using a methodology different from the methodology we used when compiling data regarding the prior performance of other programs sponsored by our sponsor. Specifically, like IRC, RPAI, although previously sponsored by IREIC, is no longer managed by affiliates of our Business Manager. Unlike IRC, RPAI has terminated various service agreements with The Inland Group and its affiliates. Specifically, during the second quarter of 2012, RPAI terminated its investment advisor agreement, and, as of December 31, 2012, RPAI had terminated the following agreements: loan servicing; mortgage financing services; communications services; institutional investor relationships services; insurance and risk management services; property tax services; computer services; and personnel services.

WE ARE NOT, BY INCLUDING THESE TABLES, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLES BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

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	Inland Real Estate Corporation as of March 31, 2013 (1)	Inland Retail Real Estate Trust, Inc. as of September 30, 2006	Retail Properties of America, Inc. as of March 31, 2013 (2)	Inland American Real Estate Trust, Inc. as of March 31, 2013	Inland Diversified Real Estate Trust, Inc. as of March 31, 2013
Number of programs sponsored	1	1	1	1	1
Number of public “best efforts” offerings	4	3	2	2	1
Approx. aggregate amount raised from investors (3)	$748,629,000	2,424,515,000	**	9,173,297,355	1,160,178,000
Approximate aggregate number of investors	22,000	57,600	**	185,000	27,716
Number of properties purchased	255 (4)	287	**	1,029	142
Approximate aggregate cost of properties	$1,865,839,374	4,138,046,000	**	12,438,793,394	2,240,146,000
Number of mortgages receivable and notes receivable	3	0	**	2	1
Principal amount of mortgages receivable and notes receivable	$17,626,000	0	**	17,991,336	11,000,000
Number of investments in unconsolidated entities	6	1	**	10	2
Investment in unconsolidated entities (4)	$164,124,000	22,626,000	54,947,000	253,308,000	404,000
Investment in securities	7,395,000	19,248,000	0	371,012,000	43,072,000
Percentage of properties (based on cost) that were:
Commercial—
Retail	78%	89%	**	28%	79%
Single-user net lease	22%	11%	**	25%	19%
Nursing homes	0%	0%	**	0%	0%
Offices	0%	0%	**	7%	0%
Industrial	0%	0%	**	2%	0%
Health clubs	0%	0%	**	0%	0%
Mini-storage	0%	0%	**	0%	0%
Multi-family residential	0%	0%	**	8%	2%
Lodging	0%	0%	**	30%	0%
Total commercial	100%	100%	100%	100%	100%
Land	0%	0%	0%	0%	0%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	26%	39%	**	14%	22%
Existing construction	74%	61%	**	86%	78%

Number of properties sold in whole or in part	101(5)	13	**	270	0

Number of properties exchanged	0	0	**	0	0

**	This information related to RPAI cannot be obtained from, or derived from, the public filings by RPAI.
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(1)	With respect to IRC, the table provides summary information for the entire duration of the entity, from its inception in 1994. However, any information relating to IRC’s offerings reflects only those public offerings conducted prior to the listing of its shares on the NYSE, plus the ongoing issuance of shares under IRC’s distribution reinvestment program. This table does not include any information regarding: (1) the equity offering of IRC’s common shares completed in May 2009; (2) the sale of any shares under the Sales Agency Agreement with BMO Capital Markets Corp., Jefferies & Company, Inc. and KeyBanc Capital Markets Inc.; (3) the issuance of IRC’s 4.625% convertible senior notes due in 2026; (4) the issuance of IRC’s 5.0% convertible senior notes due in 2029; (5) the issuance of shares of 8.125% Series A Cumulative Redeemable Preferred Stock; or (6) IRC’s 2005 Equity Award Plan. Neither Inland Securities nor any Inland affiliate received any fees in connection with these offerings. See “– Publicly Registered REITs – Inland Real Estate Corporation” for additional information regarding these offerings.
(2)	With respect to RPAI, the table provides summary information from the entity’s inception in 2003. However, any information relating to RPAI’s offerings reflects only those public offerings in which Inland Securities served as dealer manager, plus the issuance of shares under RPAI’s distribution reinvestment program, which was terminated upon the listing of its Class A Common Stock on the NYSE. This table does not include any information regarding the offer and sale of 31,800,000 shares of RPAI’s Class A Common Stock completed in April 2012. See “– Publicly Registered REITs – Retail Properties of America, Inc.” for additional information regarding this offering.
(3)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.
(4)	These entities are owned by an IREIC-sponsored program and other unaffiliated parties in joint ventures. Net income, cash flow from operations and capital transactions for these properties are allocated to the applicable IREIC-sponsored program and its joint venture partner in accordance with the respective partnership agreements. The applicable IREIC-sponsored program’s partners manage the day-to-day operations of the properties. These joint venture entities are not consolidated by the applicable IREIC-sponsored programs, and the equity method of accounting is used to account for these investments. Under the equity method of accounting, the net equity investment of the applicable IREIC-sponsored program and its share of net income or loss from the unconsolidated entity are reflected in the consolidated balance sheets and the consolidated statements of operations.
(5)	IRC’s joint venture with Inland Private Capital Corporation (“IPCC”) has offered tenant-in-common or Delaware Statutory Trust (together referred to herein as “TIC”) interests in properties to investors in private placements exempt from registration under the Securities Act of 1933, as amended. Included in the amounts above are all properties purchased by this joint venture.

During the three years ended March 31, 2013: IRC directly purchased four properties and purchased twelve properties through its joint ventures not including properties acquired through its joint venture with IPCC; RPAI purchased three properties; Inland American purchased fifty-eight properties; and Inland Diversified purchased one hundred forty properties. During the three years ended September 30, 2006, IRRETI purchased sixty-eight commercial properties. Upon written request, you may obtain, without charge, a copy of Table VI filed with the Securities and Exchange Commission in Part II of our registration statement. Table VI provides more information about these acquisitions. In addition, upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by any of these REITs within the last twenty-four months. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Publicly Registered REITs

The information set forth below regarding IRC, RPAI, Inland American, Inland Diversified and IRRETI is derived from the reports filed by these entities with the Securities and Exchange Commission under the Exchange Act, including without limitation any Current Reports on Form 8-K and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed by IRC on May 9, 2013 (referred to herein as the “IRC 10-Q”), the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed by RPAI on May 7, 2013 referred to herein as the “RPAI 10-Q”), the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed by Inland American on May 15, 2013 (referred to herein as the “American 10-Q”) and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed by Inland Diversified on May 10, 2013 (referred to herein as the “Diversified 10-Q”).

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Inland Real Estate Corporation is a self-administered REIT formed in May 1994. IRC’s shares have been listed on the NYSE under the ticker “IRC” since June 9, 2004. IRC owns, operates and develops, directly or through its unconsolidated entities, open-air neighborhood, community and power shopping centers and single-tenant retail properties located in Midwest markets. As of March 31, 2013, in the aggregate, the properties owned by IRC were generating sufficient cash flow to pay operating expenses, monthly debt service requirements and current distributions.

As of March 31, 2013, IRC owned interests in 154 investment properties, including those owned through unconsolidated joint ventures but not including development joint venture properties. These properties were purchased in part with the net proceeds received from the offerings of shares of its common stock, borrowings secured by its properties, draws on its line of credit or sales proceeds from previous sales of properties. As of March 31, 2013, IRC had total debt of approximately $725 million (excluding unconsolidated joint venture debt). Approximately $390.8 million of this debt is secured by IRC’s properties. The remaining $333.4 million is comprised of unsecured debt, reflecting draws on IRC’s line of credit and borrowings under two term loans and the face value of IRC convertible notes.

On July 10, 2013, the closing price of the IRC common stock on the NYSE was $10.59 per share.

Investor Update. IRC currently pays monthly distributions. For the first three months of 2013, IRC paid monthly distributions equal to $0.0475 per common share and monthly cash dividends to preferred stockholders equal to $0.169271 per share on the outstanding shares of its 8.125% Series A Cumulative Redeemable Preferred Stock. IRC has stated that future distributions will be determined by its board of directors, and that it expects to continue paying distributions to maintain its status as a REIT.

Capital Raise. Through a total of four public offerings for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock. Through March 31, 2013, IRC had issued approximately 18.3 million shares of common stock through its dividend reinvestment plan and repurchased approximately 5.3 million shares of common stock through its share repurchase program, which was terminated in 2004. Further, in May 2009, IRC completed an underwritten equity offering of approximately 17.1 million shares of common stock at a price of $6.50 per share. Net of underwriting fees, the offering generated net proceeds of approximately $106.4 million, excluding offering costs. On November 10, 2009, IRC entered into a Sales Agency Agreement with BMO Capital Markets Corp. (“BMO”) to offer and sell up to $100 million in shares of its common stock from time to time through BMO, acting as sales agent, where the agreement expired on November 9, 2012. On November 16, 2012, IRC entered into a new Sales Agency Agreement with BMO, Jefferies & Company, Inc. (“Jefferies”) and KeyBanc Capital Markets Inc. (“KBCM”) to offer and sell up to $150 million in shares of its common stock from time to time through BMO, Jefferies and KBCM, acting, collectively, as sales agents. As of March 31, 2013, IRC had issued an aggregate of approximately 548,000 shares of its common stock, generating net proceeds of approximately $4.96 million, comprised of approximately $5 million in gross proceeds, offset by approximately $0.76 million in commissions and fees. As a result of all common stock offerings, as of March 31, 2013, IRC had realized total net offering proceeds of approximately $852.6 million. Further, in June 2013, IRC completed an underwritten equity offering of 9,000,000 million shares of common stock at a price of $10.60 per share. Net of underwriting fees, but excluding other offering costs, the offering generated net proceeds of approximately $91.6 million.

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In addition, in October 2011, IRC issued two million shares of 8.125% Series A Cumulative Redeemable Preferred Stock at a public offering price of $25.00 per share, for net proceeds of approximately $48.4 million, after deducting the underwriting discount but before expenses. The proceeds were used to acquire investment properties. In February 2012, IRC issued an additional 2.4 million shares of 8.125% Series A Cumulative Redeemable Preferred Stock at a public offering price of $25.3906 per share, for net proceeds of approximately $59 million, after deducting the underwriting discount but before expenses. IRC used the net proceeds of the offering to acquire additional investment properties.

In November 2006, IRC issued $180 million aggregate principal amount of its 4.625% convertible senior notes due in 2026. Through this private placement, IRC received net proceeds of approximately $177.3 million after deducting selling discounts and commissions. Through a tender/exchange offer that expired August 5, 2010, IRC purchased for cash $15 million of the $125 million aggregate principal amount of outstanding notes, and exchanged $29.2 million of the notes for a new series of 5.0% convertible senior notes due 2029. During the year ended December 31, 2011, IRC repurchased the outstanding 2026 notes pursuant to their terms. As of March 31, 2013, a total of $29.2 million in principal face amount of the 2029 notes remained outstanding.

Portfolio Update. IRC reported in the IRC 10-Q that during the three months ended March 31, 2013, IRC executed nine new, 40 renewal and 13 non-comparable leases (expansion square footage or spaces for which no former tenant was in place for one year or more), aggregating approximately 445,000 square feet of IRC’s consolidated portfolio. The nine new leases comprise approximately 143,000 square feet with an average rental rate of $8.54 per square foot, a 7.8% increase over the average expiring rate. The 40 renewal leases comprise approximately 273,000 square feet with an average rental rate of $9.50 per square foot, a 17.9% increase over the average expiring rate. The 13 non-comparable leases comprise approximately 29,000 square feet with an average base rent of $15.81 per square foot. IRC clarified that the calculations of former and new average base rents are adjusted for rent abatements. IRC stated in the IRC 10-Q that, for leases signed during the prior 24 months, the average leasing commission was approximately $5.00 per square foot, the average cost for tenant improvements was approximately $20.00 per square foot and the average period given for rent concessions was three to five months. Leasing commission, tenant improvement costs and average rent concession periods in leases signed during the three months ended March 31, 2013 are consistent with these 24-month averages.

According to the IRC 10-Q, during the remainder of 2013, 95 leases, comprising approximately 381,000 square feet and accounting for approximately 5.1% of our annualized base rent, will be expiring in IRC’s consolidated portfolio. IRC reported that none of the expiring leases is deemed to be material to IRC’s financial results. The weighted average expiring rate on these leases is $14.94 per square foot. IRC reported that it will continue to attempt to renew expiring leases and re-lease those spaces that are vacant, or may become vacant, at more favorable rental rates to increase revenue and cash flow.

IRC reported in the IRC 10-Q, that the scheduled maturities for IRC’s outstanding mortgage indebtedness had various maturity dates through February 2023.

Impairments. The impairments recorded by IRC for the year ended December 31, 2012 and the three months ended March 31, 2013, are explained in more detail below.

Investment Properties. IRC did not record any impairment charges related to their consolidated investment properties, during the three months ended March 31, 2013.

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 Marketable Securities. At March 31, 2013 and December 31, 2012, investment in securities includes $6.4 million and $7.7 million, respectively, of perpetual preferred securities and common securities classified as available-for-sale securities, which are recorded at fair value. During the three months ended March 31, 2013 and the year ended December 31, 2012, IRC had recorded an accumulated net unrealized gain of approximately $0.7 million and $0.8 million, respectively, and had realized gains on sales of securities of approximately $0.6 million and $0.7 million, respectively. During the three months ended March 31, 2013, IRC recognized an impairment charge of $0.1 million on its portfolio of marketable securities. No impairment losses on IRC’s portfolio of marketable securities were required or recorded for the year ended December 31, 2012 or for the three months ended March 31, 2012.

Joint Ventures. During the three months ended March 31, 2013, IRC recorded an impairment of $1.73 million at the joint venture level and IRC’s pro rata share of this loss was equal to approximately $0.7 million. No impairment adjustments were required or recorded during the year ended December 31, 2012.

Sale of Assets. During the three months ended March 31, 2013, IRC sold two investment properties, for total sales proceeds, net of closing costs, equal to approximately $6.1 million. For the three months ended March 31, 2013, IRC recorded income from discontinued operations of $2.7 million. See also “Appendix A – Table V” for additional information regarding IRC’s sales.

Merger to Become Self-Administered. On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of its property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock at the time of the transaction.

Current Litigation. IRC reported in its Annual Report on Form 10-K for the year ended December 31, 2012 (the “IRC 10-K”), that its wholly-owned subsidiary IN Retail Fund Algonquin Commons, L.L.C which owns the property commonly known as Algonquin Commons, ceased paying the monthly debt service on the mortgage loans secured by the property in June 2012. IRC disclosed that it hoped to reach an agreement with the special servicer that would have revised the loan structure to make continued ownership of the property economically feasible. Per the IRC 10-K, the property has not been generating sufficient cash flow to pay both principal and interest on the outstanding mortgage indebtedness due to vacancies and certain co-tenancy lease provisions that allowed some tenants to reduce their monthly rent obligations. The special servicer attempted to sell the loans in an auction but, refused to accept IRC’s bid, which IRC believes was the highest bid received by the special servicer and declined to sell the loans to any other bidder.

Algonquin Commons is encumbered by mortgage indebtedness in the aggregate principal amount of approximately $90 million. As of the date of the IRC 10-K, the amount in arrears, equal to unpaid principal and interest is approximately $4.9 million. In connection with IRC’s acquisition of the property, IRC assumed the guarantee, equal to approximately $18.6 million at December 31, 2012, of the total mortgage indebtedness (the “Payment Guaranty”). IRC believes that the Payment Guaranty has, however, ceased and is of no further force and effect as a result of the property having met the performance metrics set forth in the Payment Guaranty. IRC believes that the total indebtedness is otherwise non-recourse, subject to certain non-recourse carve-out guarantees.

On January 11, 2013, IRC received notice that a complaint had been filed in the Circuit Court of the Sixteenth Judicial District, Kane County, Illinois (Case #13CH12) by U.S. Bank National Association, as successor trustee for the registered holders of TIAA Seasoned Commercial Mortgage Trust 2007-C4, Commercial Mortgage Pass-Through Certificates, Series 2007-C4 regarding Algonquin Commons, alleging events of default under the loan documents and seeking to foreclose on the property. The complaint also seeks to enforce two non-recourse carve-out guarantees, the Payment Guaranty and an unspecified amount to be determined by the court with respect to the non-recourse carve-out guarantees.

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IRC disclosed in the IRC 10-Q, that on March 15, 2013, IRC received notice that an amended complaint had been filed. As in the original complaint, the amended complaint alleges events of default under the loan documents for the mortgage loans encumbering Algonquin Commons. IN Retail Fund, L.L.C., an unconsolidated joint venture of the IRC, IN Retail Fund Algonquin Commons, L.L.C. (the "Subsidiary Owner”) and Inland Commercial Property Management, Inc., IRC’s wholly owned subsidiary, were each named as defendants in the prior complaint and the amended complaint, along with other non-affiliates of IRC.

In connection with the case, the plaintiff filed a motion for appointment of a receiver for Algonquin Commons pursuant to the Illinois Mortgage Foreclosure Law (the “Foreclosure Law”). The Court granted the motion and issued an order effective March 1, 2013, appointing a receiver for Algonquin Commons (the “Receiver”) under the Foreclosure Law. As a result of the order, the Receiver and his affiliated management company, are now managing and operating Algonquin Commons and are now collecting all rents for Algonquin Commons. The Subsidiary Owner argued against the appointment of a receiver for Algonquin Commons and has filed an appeal in the Appellate Court of Illinois, Second Judicial District in the Circuit Court for the Sixteenth Judicial District in Kane County, Illinois, appealing (among other things) the Order granting plaintiff’s motion for the appointment of a receiver and further intends to pursue all available defenses against and otherwise to contest the appointment of the Receiver to the maximum extent permitted under applicable law.

IRC disclosed in the IRC 10-K, that it cannot currently estimate the impact this dispute will have on its consolidated financial statements and may not be able to do so until a final outcome has been reached. As IRC had disclosed in a previous filing, if IRC is required to pay the full amount outstanding under the Payment Guaranty, then making that payment could have a material adverse effect on IRC’s consolidated statements of cash flows for the period and the year in which it would be made. IRC disclosed in the IRC 10-K, that it believes that this payment would not have a material effect on its consolidated balance sheets or consolidated statements of operations and comprehensive income. If the lender obtains ownership of Algonquin Commons through the foreclosure process or otherwise, there would be a corresponding reduction in both the assets and liabilities on IRC’s consolidated balance sheets and it could have a material adverse effect on IRC’s consolidated statements of operations and comprehensive income for the period and the year in which IRC culminates disposal of the property and related debt. Conservatively, if IRC has to make payment under the Payment Guaranty, IRC disclosed that it believes that the effect of a foreclosure and release on its consolidated balance sheets will result in an improvement in certain financial ratios, and the collective effect of the payment, foreclosure and release will be neutral to IRC’s Funds From Operations.

Retail Properties of America, Inc. is a self-administered REIT initially formed in March 2003. Prior to March 2012, RPAI was named Inland Western Retail Real Estate Trust, Inc. RPAI owns and operates shopping centers as well as office and industrial properties. As of March 31, 2013, RPAI owned 230 retail operating properties with approximately 32.7 million square feet of gross leasable area. RPAI stated in its 10-Q for the quarterly period ended March 31, 2013, that its retail properties have a weighted average age, based on annualized base rent, of approximately 10.6 years since the initial construction or most recent major renovation. RPAI also reported that as of March 31, 2013, its retail operating portfolio was 90.0% occupied and 92.2% leased, including leases signed but not commenced. In addition to its retail operating portfolio, as of March 31, 2013, RPAI held interests in nine office properties, two industrial properties, twenty-one retail operating properties held by three unconsolidated joint ventures, three retail properties under development and one operating property classified as held for sale.

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Investor Update. RPAI paid quarterly distributions to its common stockholders which totaled in the aggregate approximately $38.2 million for the three months ended March 31, 2013, which was equal to $0.6625 per share on an annualized basis, assuming that a share was outstanding the entire year. RPAI paid a distribution of $0.4861 per share of preferred stock for the period beginning December 20, 2012 to, but excluding, March 31, 2013. The distributions paid for the periods ended March 31, 2013 were funded from cash flow from operations.

RPAI reported that on March 20, 2012, it effectuated a ten-to-one reverse stock split of its existing common stock, and that immediately following the reverse stock split, it redesignated its existing common stock as Class A Common Stock. On March 21, 2012, RPAI paid a stock dividend pursuant to which each then outstanding share of its Class A Common Stock received: one share of Class B-1 Common Stock; one share of Class B-2 Common Stock; and one share of Class B-3 Common Stock. The terms of the Class B-1 Common Stock, Class B-2 Common Stock and Class B-3 Common Stock are identical in all respects to the Class A Common Stock, except that the Class B-1, Class B-2 and Class B-3 Common Stock will automatically convert into Class A Common Stock on the date that is six months, twelve months and eighteen months, respectively, after the initial listing of the Class A Common Stock. On October 5, 2012, all 48,518 shares of Class B-1 common stock automatically converted to shares of Class A common stock.

RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.” On July 10, 2013, the closing price of the RPAI Class A Common Stock on the NYSE was $14.63 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.85 per share of its common stock).

In addition, on December 11, 2012, RPAI announced that it entered into an underwriting agreement, with Wells Fargo Securities, LLC and Citigroup Global Markets Inc., as representatives of the other underwriters named therein, for the sale of 5,000,000 shares of 7.00% Series A Cumulative Redeemable Preferred Stock, $0.001 par value per share, of RPAI. RPAI disclosed that the underwriting agreement granted the underwriters the option to purchase up to 750,000 additional shares of the Series A Preferred Stock to cover over-allotments. The Series A Preferred Stock was offered to the public at a price of $25 per share, and was offered to the underwriters at a price of $24.2125 per share. On December 20, 2012, RPAI completed its public offering of 5,400 shares of Series A preferred stock resulting in gross proceeds of $135,000, or $130,747, net of the underwriting discount ($130,289, net of the underwriting discount and offering costs). RPAI disclosed that it used the net proceeds from the preferred offering to repay outstanding borrowings on its senior unsecured revolving line of credit.

Portfolio Update. In the RPAI 10-Q for the quarterly period ended March 31, 2013, RPAI reported that, during the three months ended March 31, 2013, it signed 159 new and renewal leases for approximately 906,000 square feet, achieving a renewal rate of 84.2%. RPAI noted rental rates on renewal leases signed in 2013 continue to be positive, increasing by 5.0% over previous rental rates for comparable renewals.

According to the RPAI 10-Q for the quarterly period ended March 31, 2013, mortgages payable outstanding as of March 31, 2013 were approximately $2.04 billion, and had a weighted average interest rate of 6.18% per annum. As of March 31, 2013, RPAI's outstanding mortgage indebtedness had a weighted average years to maturity of 5.2 years. In the RPAI 10-Q for the quarterly period ended March 31, 2013, RPAI reported that, as of March 31, 2013, it had approximately $204.8 million of debt scheduled to mature through the end of 2013, substantially all of which it plans on satisfying by using a combination of proceeds from its unsecured credit facility or an amended credit facility and through asset sales and other capital markets transactions, including its ATM equity program. In limited circumstances, for non-recourse mortgage indebtedness, RPAI stated that it may satisfy an obligation by delivering the property to the lender.

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According to the RPAI 10-Q for the quarterly period ended March 31, 2013, RPAI made mortgages payable repayments of approximately $41 million (excluding scheduled principal payments related to amortizing loans of approximately $5.7 million). The loans repaid during the three months ended March 31, 2013 had fixed interest rates and a weighted average interest rate of 5.53%.

According to the RPAI 10-Q, on November 29, 2009, RPAI transferred a portfolio of fifty-five investment properties and the entities which owned them into IW JV, which at the time was a wholly-owned subsidiary. Subsequently, RPAI raised additional capital of $50 million from a related party, Inland Equity Investors, LLC (“Inland Equity”), in exchange for a 23% noncontrolling interest in IW JV. On April 26, 2012, RPAI paid approximately $55.4 million, representing the agreed upon repurchase price and accrued but unpaid preferred return, to Inland Equity to repurchase Inland Equity's interest 23% in IW JV, resulting in RPAI owning 100% of IW JV. Inland Equity is owned by certain individuals, including Mr. Goodwin and Mr. Parks.

RPAI also reported that on February 24, 2012, RPAI amended and restated its existing credit agreement to provide for a senior unsecured credit facility in the aggregate amount of $650 million, consisting of a $350 million senior unsecured revolving line of credit and a $300 million unsecured term loan from a number of financial institutions. RPAI reported that, as of March 31, 2013, it had $165 million outstanding under the senior unsecured revolving line of credit.

Impairments. The impairments recorded by RPAI for the quarterly period ended March 31, 2013 and the quarterly period ended March 31, 2012, are explained in more detail below.

Investment Properties. During the three months ended March 31, 2013, the RPAI identified certain indicators of impairment for 10 of its properties, one of which was classified as held for sale as of March 31, 2013, such as a low occupancy rate, difficulty in leasing space and related cost of re-leasing, reduced anticipated holding periods or financially troubled tenants. RPAI performed cash flow analyses during the three months ended March 31, 2013 and determined that the projected undiscounted cash flows based upon the estimated holding period for each asset with identified impairment indicators exceeded their respective carrying value by a weighted average of 49%. Therefore, no investment property impairment charges were recorded during the three months ended March 31, 2013.

As part of its analyses performed during the three months ended March 31, 2012, the RPAI identified certain indicators of impairment at 19 of its properties (10 of which were subsequently sold). RPAI performed cash flow analyses during the three months ended March 31, 2012 and determined that the projected undiscounted cash flows, based upon the estimated holding period for each asset with identified impairment indicators, exceeded the carrying values by a weighted average of 54%. Therefore, no investment property impairment charges were recorded during the three months ended March 31, 2012.

Marketable Securities. As of March 31, 2013, RPAI held no marketable securities.

Sale of Assets. According to the RPAI 10-Q for the quarterly period ended March 31, 2013, RPAI sold three operating properties aggregating 271,800 square feet for total consideration of approximately $19.9 million, resulting in net proceeds of approximately $19.7 million. RPAI also received net proceeds of approximately $11.5 million during the three months ended March 31, 2013 and approximately $11.2 million during the year ended December 31, 2012 from condemnation awards, earnouts and the sale of parcels at certain of its properties. RPAI received aggregate proceeds, net of closing costs, from property sales and additional transactions during the three months ended March 31, 2013 of approximately $31.1 million with aggregate gains of approximately $9.1 million.

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Merger to Become Self-Administered. On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, RPAI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 15 million shares of RPAI’s common stock, valued at $25.00 per share for purposes of the merger agreement. In December 2010, 9 million shares of common stock were transferred back to RPAI from shares of common stock issued to the owners of certain of the entities that were acquired in the merger.

In RPAI’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “RPAI 10-K”), RPAI stated that, during the second quarter of 2012, it terminated its investment advisor agreement with an affiliate of The Inland Group. RPAI also reported that, effective as of November 6, 2012, it terminated the following agreements with The Inland Group and its affiliates: loan servicing; mortgage financing services; communications services; institutional investor relationships services; insurance and risk management services; property tax services; computer services; and personnel services. RPAI also announced that on August 2, 2012, it executed a lease for new office space. RPAI relocated its corporate headquarters during the fourth quarter of 2012.

Current Litigation. RPAI disclosed in the RPAI 10-K that in 2012 certain stockholders of RPAI stock had filed putative class action lawsuits against RPAI and certain of its officers and directors , which are currently pending in the U.S. District Court in the Northern District of Illinois. The RPAI 10-K states that the lawsuits allege, among other things, that RPAI and its directors and officers breached their fiduciary duties to RPAI’s stockholders and, as a result, unjustly enriched RPAI and the individual defendants. The RPAI 10-K states that the lawsuits further allege that the breaches of fiduciary duty led certain RPAI stockholders to acquire additional stock and caused RPAI’s stockholders to suffer a loss in share value, all measured in some manner by reference to RPAI’s 2012 offering price when it listed its shares on the NYSE. The complaints seek unspecified damages and other relief. RPAI stated in the RPAI 10-K that, based on its initial review of the complaints, RPAI believes the lawsuits to be without merit and intends to defend the actions vigorously. In the RPAI 10-Q for the quarterly period ended March 31, 2013, RPAI noted that the defendants filed motions to dismiss the shareholder complaints, which remain pending before the court.

Inland American Real Estate Trust, Inc. is an externally managed REIT formed in October 2004. Inland American is managed by an affiliate of our sponsor. Inland American focuses on acquiring and managing a diversified portfolio of commercial real estate, including primarily retail, office, industrial, multi-family (both conventional and student housing), and lodging properties, located in the United States. Inland American also invests in joint ventures, development projects, real estate loans and real estate-related securities, and has selectively acquired REITs and other real estate operating companies. As stated in the American 10-Q, as of March 31, 2013, Inland American owned, directly or indirectly through joint ventures in which it has a controlling interest, 759 properties representing 45.4 million square feet of retail, office and industrial space, 4,919 multi-family units, 5,332 student housing beds and 16,407 hotel rooms. As of March 31, 2013, Inland American had had mortgage debt of approximately $5.9 billion and has a weighted average interest rate of 5.07% per annum.

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Capital Raise. Inland American completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009. Inland American sold a total of approximately 790.2 million shares of its common stock through its “best efforts” offering. In addition, during the three months ended March 31, 2013, Inland American sold a total of 6,644,897 shares and generated $46 million in gross offering proceeds under its distribution reinvestment plan, as compared to 6,811,250 shares and $49.2 million during the three months ended March 31, 2012. Inland American’s average distribution reinvestment plan participation was 41% for the three months ended March 31, 2013, compared to 45% for the three months ended March 31, 2012. As a result, Inland American has raised a total of approximately $8.8 billion of gross offering proceeds as a result of all of its offerings (inclusive of distribution reinvestments and net of redemptions).

Investor Update. Inland American paid monthly cash distributions to its stockholders which totaled in the aggregate $111.4 million for the three months ended March 31, 2013, which was equal to $0.50 per share on an annualized basis, assuming that a share was outstanding the entire year. The distributions paid for the three months ended March 31, 2013 were funded from cash flow from operations, distributions from unconsolidated joint ventures and gains on sale of properties.

On December 19, 2012, Inland American announced an estimated value per share of its common stock equal to $6.93. Inland American advised that, as a result of this new estimated value per share, participants in their dividend reinvestment plan will acquire shares at a fixed price of $6.93 per share beginning with distributions declared for December 2012, which were paid on January 11, 2013.

Inland American adopted an amended and restated share repurchase program, effective as of February 1, 2012. Under the amended program, Inland American repurchases shares, on a quarterly basis, from the beneficiary of a stockholder that has died or from stockholders that have a “qualifying disability” or are confined to a “long-term care facility” (collectively, “hardship repurchases”). For 2013, Inland American reserved $10 million per calendar quarter for the purpose of funding repurchases associated with death and $15 million per calendar quarter for the purpose of funding hardship repurchases; however, the amended and restated share repurchase program provides that Inland American’s board of directors may, in its sole discretion, increase or decrease the amounts reserved; provided, that Inland American must send its stockholders notice of the change at least thirty calendar days prior to the effective date of the change. As of December 31, 2012, any shares redeemed under Inland American’s share repurchase program are redeemed at a price of $6.93 per share. According to the American 10-Q, for the quarter ended March 31, 2013, Inland American received requests for the repurchase of 1,416,298 shares of its common stock. Of these requests, Inland American repurchased 1,416,298 shares of common stock for $9.8 million in April 2013. There were no additional requests outstanding. The price per share for shares repurchased during the quarter ended March 31, 2013 was $6.93 and all repurchases were funded from proceeds from Inland American’s distribution reinvestment plan.

Portfolio Update. In the American 10-Q, Inland American disclosed the occupancy rates of each of its property segments for the three months ended March 31, 2013. The economic occupancy of its retail segment was 93%, its office segment was 93%, its industrial segment was 97% and its multi-family segment was 94%.With respect to Inland American’s lodging segment, for the three months ended March 31, 2013, the revenue per available room was $95, the average daily rate was $138 and the occupancy was 69%.

Inland American reported that it had acquired four and six properties during the years ended March 31, 2013 and 2012, respectively, which were funded with available cash, disposition proceeds, mortgage indebtedness, and the proceeds from the distribution reinvestment plan.

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Inland American stated in the American 10-Q that as of March 31, 2013, Inland American had mortgage debt of approximately $5.9 billion and had a weighted average interest rate of 5.07% per annum. Inland American also reported that, for the three months ended March 31, 2013 and 2012, it paid off $18.8 million and received proceeds of $36.3 million, respectively, against its portfolio of marketable securities. For the three months ended March 31, 2013 and 2012, Inland American borrowed approximately $94.8 million and $326.4 million, respectively, secured by mortgages on its properties and assumed $36 million and $180 million of debt at acquisition on the 2013 and 2012 property acquisitions, respectively.

According to the American 10-Q, as of March 31, 2013, Inland American had approximately $721.4 million in mortgage debt maturing in 2013. Inland American stated in the American 10-Q that it was currently negotiating refinancing the 2013 debt with various lenders at terms that will most likely be at rates comparable to the rates on the expiring debt. Inland American also stated that it anticipated that it will be able to repay, refinance or extend all of its debt on a timely basis, and that it believes that it has adequate sources of funds to meet its short term cash needs.

Impairments. The impairments recorded by Inland American for the three months ended March 31, 2013 and the three months ended March 31, 2012, are explained in more detail below.

Assets. For the three months ended March 31, 2013, Inland American identified certain properties which may have a reduction in the expected holding period and reviewed the probability that it would dispose of these assets. As a result, Inland American recorded a provision for asset impairment of approximately $13.9 million and $3.5 million for the three months ended March 31, 2013 and 2012 respectively, to reduce the book value of certain of its investment properties to their fair values. For the three months ended March 31, 2012, Inland American impaired certain properties of which nine were subsequently sold and the respective impairment charge of approximately $6.9 million is included in discontinued operations. Three of the properties previously impaired by approximately $3.5 million remain in continuing operations on the consolidated statements of operations.

Marketable Securities. Inland American’s investment in marketable securities of approximately $371 million and approximately $327.7 million at March 31, 2013 and December 31, 2012, respectively, consists of primarily preferred and common stock investments in other REITs and certain real estate related bonds which are classified as available-for-sale securities and recorded at fair value. Inland American incurred no impairments on its investments in marketable securities for the three months ended March 31, 2013 and 2012.

Joint Ventures. The carrying value of Inland American’s investments in unconsolidated entities was approximately $253.3 million and approximately $253.8 million as of March 31, 2013 and December 31, 2012, respectively. There were no impairments to investment in unconsolidated entities recorded for the three months ended March 31, 2013. There was an impairment charge of $4.2 million for the three months ended March 31, 2012.

Sale of Assets. During the three months ended March 31, 2013, Inland American disposed of 39 properties. Inland American did not dispose of any properties during the three months ended March 31, 2012. The activity for those properties is shown as income (loss) from discontinued operations of approximately $24.6 million and $(4.4) million for the three months ended March 31, 2013 and 2012, respectively. The income for the three months ended March 31, 2013 was due in part to a gain on sale of properties of approximately $23.9 million. The income from discontinued operations included a provision for asset impairment of $0 and $6.9 million for the three months ended March 31, 2013 and 2012, respectively.

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Legal Proceedings. In its quarterly report on Form 10-Q for the period ended March 31, 2012 (the “2012 Q1 American 10-Q”) as updated by its subsequent quarterly report of September 30, 2012 (the “2012 Q3 American 10-Q”, collectively, the “2012 American 10-Q Reports”) and Inland American’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “American 10-K”), Inland American reported that it has learned that the SEC is conducting a non-public, formal, fact-finding investigation to determine whether there have been violations of certain provisions of the federal securities laws regarding the business manager fees, property management fees, transactions with the affiliates, timing and amount of distributions paid to the investors, determination of property impairments, and any decision regarding whether Inland American might become a self-administered REIT. Inland American has not been accused of any wrongdoing by the SEC and it has been informed by the SEC that the existence of this investigation does not mean that the SEC has concluded that anyone has broken the law or that the SEC has a negative opinion of any person, entity, or security. Inland American also stated that it has been cooperating fully with the SEC.

According to the American 10-Q and the American 10-K, Inland American cannot reasonably estimate the timing of the investigation, nor can it predict whether or not the investigation might have a material adverse effect on the business.

Inland American also reported that Inland American Business Manager & Advisor, Inc. has offered to reduce the business management fee in an aggregate amount necessary to reimburse Inland American for any costs, fees, fines or assessments, if any, which may result from the SEC investigation, other than legal fees incurred by Inland American, or fees and costs otherwise covered by insurance. The business manager also offered to waive its reimbursement of legal fees or costs that the business manager incurs in connection with the SEC investigation. On May 4, 2012, Inland American Business Manager & Advisor, Inc. forwarded a letter to Inland American that memorializes this arrangement. A copy of Inland American Business Manager & Advisor, Inc.’s letter to Inland American regarding these items was filed as an exhibit to the 2012 Q1 American 10-Q. Inland American reported that during the quarter ended March 31, 2013, Inland American incurred approximately $28,000 of costs related to the investigation.

Inland American has also received two related demands by stockholders to conduct investigations regarding claims that the officers, the board of directors, the business manager, and the affiliates of the business manager (the "Inland American Parties") breached their fiduciary duties to Inland American in connection with the matters that Inland American disclosed are subject to the Investigation. The first demand claims that the Inland American Parties (i) falsely reported the value of their common stock until September 2010; (ii) caused them to purchase shares of their common stock from stockholders at prices in excess of their value; and (iii) disguised returns of capital paid to stockholders as REIT income resulting in the payment of fees to the business manager for which it was not entitled. The three stockholders in that demand contend that legal proceedings should seek recovery of damages in an unspecified amount allegedly sustained by Inland American. The second demand by another shareholder makes similar claims and further alleges that the Inland American Parties (i) caused them to engage in transactions that unduly favored related parties, (ii) falsely disclosed the timing and amount of distributions, and (iii) falsely disclosed whether Inland American might become a self-administered REIT.

According to the 2012 Q3 American 10-Q and the American 10-K, Inland American’s full board of directors has responded by authorizing the independent directors to investigate the claims contained in the demand letter, as well as any other matters the independent directors see fit to investigate including matters related to the SEC investigation. Pursuant to this authority, the independent directors have formed a special litigation committee that is comprised solely of independent directors to review and evaluate the matters referred by the full board of directors to the independent directors, and to recommend to the full board of directors any further action as is appropriate. The special litigation committee intends to investigate these claims with the assistance of independent legal counsel and will make a recommendation to the board of directors after the committee has completed its investigation.

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In the American 10-Q, Inland American reported that on March 21, 2013, counsel for the stockholders who made the first stockholder demand filed a derivative lawsuit in the Circuit Court of Cook County, Illinois, on behalf of Inland American. Inland American reported in the American 10-Q that it expects to seek to have the case stayed while the special litigation committee completes its investigation.

In the American 10-Q, Inland American reported that on April 26, 2013, two of its stockholders filed a putative class action in the United States District Court for the Northern District of Illinois against Inland American, and the current members and one former member of its board of directors ("the Defendants"). The complaint seeks damages on behalf of plaintiffs and similarly situated individuals who purchased additional shares pursuant to Inland American’s Distribution Reinvestment Plan ("DRP") on or after March 30, 2009. Plaintiffs allege that the Defendants breached their fiduciary duties to plaintiffs and to members of the putative class by inflating the yearly estimated share price and by selling shares in the DRP to plaintiffs and members of the putative class at those allegedly inflated prices. Inland American believes that the complaint lacks merit and intends to vigorously defend the case.

Tax Matters. According to the American 10-Q, Inland American has identified certain distribution and shareholder reimbursement practices that may have caused certain dividends to be treated as preferential dividends, which cannot be used to satisfy the requirement that it distribute at least 90% of its REIT taxable income (subject to certain adjustments) to its stockholders (the “90% Distribution Requirement”). Inland American has also identified the ownership of certain assets that may have violated a REIT qualification requirement that prohibits a REIT from owning “securities” of any one issuer in excess of 5% of the REIT’s total assets at the end of any calendar quarter (the “5% Securities Test”). In order to provide greater certainty with respect to Inland American’s qualification as a REIT for federal income tax purposes, management concluded that it was in the best interest of Inland American and its stockholders to request closing agreements from the Internal Revenue Service (“IRS”) for both Inland American and MB REIT (Florida), Inc. (“MB REIT”), of which Inland American owns substantially all of the outstanding capital stock and which Inland American consolidates for financial purposes, with respect to such matters. Accordingly, on October 31, 2012, MB REIT filed a request for a closing agreement with the IRS. Additionally, Inland American filed a separate request to a closing agreement on its own behalf on March 7, 2013.

Inland American stated that it identified certain aspects of the calculation of certain dividends on MB REIT’s preferred stock and also aspects of the operation of certain “set aside” provisions with respect to accrued but unpaid dividends on certain classes of MB REIT’s preferred stock that may have caused certain dividends to be treated as preferential dividends. In the case of Inland American, management identified certain aspects of the operation of Inland American’s dividend reinvestment plan and distribution procedures and also certain reimbursements of shareholder expenses that may have caused certain dividends to be treated as preferential dividends. If these practices resulted in preferential dividends, Inland American and MB REIT would not have satisfied the 90% Distribution Requirement and thus may not have qualified as REITs, which would result in substantial corporate tax liability for the years in which Inland American or MB REIT failed to qualify as a REIT.

In addition, Inland American reported that Inland American and MB REIT made certain overnight investments in bank commercial paper. While the Code does not provide a specific definition of “cash item,” Inland American believes that overnight commercial paper should be treated as a “cash item,” which is not treated as a “security” for purposes of the 5% Securities Test. If treated as a “security,” the bank commercial paper would appear to have represented more than 5% of Inland American’s and MB REIT’s total assets at the end of certain calendar quarters. In the event this commercial paper is treated as a “security,” Inland American anticipates that it would be required to pay corporate income tax on the income earned with respect to the portion of the commercial paper that violated the 5% Securities Test.

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According to the American 10-Q, Inland American can provide no assurance that the IRS will accept the Inland American’s or MB REIT’s closing agreement requests. Even if the IRS accepts those requests, Inland American and MB REIT may be required to pay a penalty. Inland American cannot predict whether such a penalty would be imposed or, if so, the amount of the penalty. Inland American has stated that it believes that (1) the IRS will enter into closing agreements with Inland American and MB REIT and (2) the Inland American Business Manager & Advisor, Inc. may be liable, in whole or in part, for any penalty imposed in connection with those closing agreements. As noted above, according to the American 10-Q, Inland American can provide no assurance that the IRS will enter into closing agreements with Inland American and MB REIT or that Inland American and MB REIT will not be liable for any penalty imposed in connection with those closing agreements. Inland American has reported that its management believes based on the currently available information, that such penalty, if any, will not have a material adverse effect on the financial statements of Inland American.

Inland Diversified Real Estate Trust, Inc. is an externally managed REIT formed in June 2008. Inland Diversified is managed by an affiliate of our sponsor. Inland Diversified focuses on acquiring and developing a diversified portfolio of commercial real estate including retail, multi-family, industrial, and office properties, located in the United States. Inland Diversified also invests in joint ventures, development projects, real estate loans and real estate-related securities. As stated in the Inland Diversified 10-Q for the quarterly period ended March 31, 2013, as of March 31, 2013, Inland Diversified owned 134 retail properties, four office properties and two industrial properties collectively totaling 12.4 million square feet and two multi-family properties totaling 444 units. As of March 31, 2013, the portfolio had a weighted average physical occupancy and economic occupancy of 95.3% and 97.4%, respectively. Economic occupancy excludes square footage associated with an earnout component. As of March 31, 2013, Inland Diversified had mortgages outstanding of approximately $1,168 million secured by its properties.

Capital Raise. Inland Diversified completed its initial public offering on August 23, 2012. Inland Diversified sold a total of approximately 110.5 million shares of its common stock through its “best efforts” offering. In addition, during the three months ended March 31, 2013, Inland Diversified issued approximately 1.1 million shares through its distribution reinvestment plan and had repurchased approximately 0.2 million shares through its share repurchase program. As a result, Inland Diversified has realized total gross offering proceeds, before offering costs, of approximately $0.9 million during the three months ended March 31, 2013.

Investor Update. Inland Diversified paid monthly cash distributions to its stockholders which totaled in the aggregate $17.1 million for the three months ended March 31, 2013, which was equal to $0.60 per share on an annualized basis, assuming that a share was outstanding the entire year. The distributions paid for the three months ended March 31, 2013 were funded from cash flow from operations.

Portfolio Update. At March 31, 2013, the weighted average economic occupancy of Inland Diversified’s properties was 97.4%. As of March 31, 2013, Inland Diversified’s portfolio had not experienced bankruptcies or receivable write-offs that would have a material adverse effect on its results of operations, financial condition and ability to pay distributions.

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As of March 31, 2013, Inland Diversified had approximately $50.7 million in mortgage debt maturing in 2013.

The carrying value of Inland Diversified’s investments in marketable securities was equal to approximately $43.1 million as of March 31, 2013. Inland Diversified has recorded a net unrealized gain of approximately $5.7 million and approximately $3 million on their consolidated balance sheets as of March 31, 2013 and December 31, 2012, respectively. Inland Diversified had net unrealized gains of approximately $2.7 million and approximately $1 million for the three months ended March 31, 2013 and 2012, respectively which have been recorded as other comprehensive income in their consolidated statements of operations and other comprehensive income. Inland Diversified had investments in unconsolidated entities equal to approximately $0.4 million as of March 31, 2013.

Impairments. Inland Diversified recognized no other-than-temporary impairments charges during the three months ended March 31, 2013 and 2012.

Sale of Assets. Inland Diversified did not sell any investment properties during the three months ended March 31, 2013 and 2012.

Current Litigation. Inland Diversified reported that, as of the three months ended March 31, 2013, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

Inland Retail Real Estate Trust, Inc. was a self-administered REIT formed in September 1998. IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. IRRETI sought to provide investors with regular cash distributions and a hedge against inflation through capital appreciation. As of September 30, 2006, the properties owned by IRRETI were generating sufficient cash flow to pay operating expenses and an annual cash distribution of $0.83 per share.

As of September 30, 2006, IRRETI owned 287 properties. These properties were purchased with the net proceeds received from the offering of shares of its common stock, financings, sale of properties and the line of credit. As of September 30, 2006, IRRETI had approximately $2.3 billion of indebtedness secured by its properties.

Capital Raise. Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. In addition, through September 30, 2006, IRRETI had issued approximately 41.1 million shares through its distribution reinvestment program, and repurchased a total of approximately 11.4 million shares through the share reinvestment program. As a result, IRRETI had realized total net offering proceeds of approximately $2.4 billion as of September 30, 2006.

Merger to Become Self-Administered. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock.

Sale. As noted above, on February 27, 2007, IRRETI and DDR completed a merger.

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Distributions by Publicly Registered REITs

The following tables summarize distributions paid by IRC, RPAI, Inland American and Inland Diversified during the ten years (or any lesser period, as the case may be) ended March 31, 2013, and by IRRETI through September 30, 2006. The rate at which each company raises capital, acquires properties and generates cash from all sources determines the amount of cash available for distribution. As described in more detail below, IREIC or its affiliates agreed, from time to time, to either forgo or defer all or a portion of the business management and advisory fees due them to increase the amount of cash available to pay distributions while each REIT raised capital and acquired properties. In each case, if IREIC or its affiliates had not agreed to forgo or defer all or a portion of the advisor fee, or, in the case of RPAI and Inland Diversified, advance or contribute monies to pay distributions, the aggregate amount of distributions made by each REIT may have been reduced or the REIT would have likely had to decrease the number of properties acquired or the pace at which it acquired properties. See “Risk Factors – Risks Related to Our Business” for a discussion of risks associated with the availability and timing of our cash distributions.

Inland Real Estate Corporation – Last Offering By Inland Securities Completed In 1998

		Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
		$	$	$	$	$
2002		60,090,685	41,579,944	18,315,640	195,101.94
2003		61,165,608	47,254,096	13,577,679	333,833.94
2004		62,586,577	53,458,760	7,883,026	1,244,791.94
2005	(5)	58,867,790	57,502,980	—	1,364,810.87
2006	(6)	64,689,179	55,737,360	8,520,125	431,694.96
2007	(6)	63,659,150	59,860,450	516,781	3,281,919.98
2008	(6)	64,714,708	56,250,016	7,521,418	943,274.98
2009		55,286,650	52,654,344	2,632,306	—	.69
2010		48,884,656	33,560,208	15,324,448	—	.57
2011		50,501,318	29,372,712	21,128,606	—	.57
2012		50,814,853	34,413,711	16,409,824	—	.57
2013		12,763,144	(7)	(7)	—	.143
		654,024,318	521,644,581	111,829,853	7,795,422

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
(2)	For federal income tax purposes represents a reduction in basis resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	For federal income tax purposes represents a capital gain distribution.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)	For the year ended December 31, 2005, IRC declared distributions of $0.95 per diluted weighted average number of shares outstanding and distributed $0.87 per share for the eleven-month period February 17, 2005 through December 19, 2005. The distribution declared on December 20, 2005 with a record date of January 3, 2006 and payment date of January 17, 2006 is reportable for tax purposes in 2006 and is not reflected in the 2005 calculation.
(6)	The December distribution declared in December in each year and with a payment date in January of the following year, is reportable for tax purposes in the year in which the payment was made.
(7)	These amounts have not yet been determined as of March 31, 2013.
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Retail Properties of America, Inc. – Last Offering By Inland Securities Completed In 2005

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4) (5)
	$	$	$	$	$
2003	358,000	—	358,000	—	.17	(6)
2004	54,542,000	29,998,000	24,544,000	—	1.68
2005	211,327,000	114,117,000	97,210,000	—	1.59
2006	283,769,000	128,962,000	154,807,000	—	1.61
2007	290,550,000	141,560,000	148,990,000	—	1.61
2008	309,192,000	114,625,000	194,567,000	—	1.61
2009	84,953,000	45,660,000	39,293,000	—	.44
2010	83,385,000	—	83,385,000	—	.43
2011	116,050,000	23,268,000	92,782,000	—	.60
2012	140,017,000	3,360,000	136,657,000	—	.66
2013	38,218,000	(7)	(7)	—	.17
	1,612,361,000	601,550,000	972,593,000	—

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
(2)	For federal income tax purposes represents a reduction in basis resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	For federal income tax purposes represents a capital gain distribution.
(4)	In December 2008, the board of directors of RPAI amended the stockholder distribution policy so that beginning in 2009, distributions are paid quarterly as opposed to monthly.
(5)	This assumes that the share was held as of January 1 of the applicable year. Also, per share information has been retroactively restated due to the recapitalization.
(6)	RPAI began paying monthly distributions in November 2003. This amount represents total distributions per share paid during the period from November 2003 through December 2003.
(7)	These amounts have not yet been determined as of March 31, 2013.

Inland American Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2009

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
	$	$	$	$	$
2005	123,000	—	123,000	—	.11	(5)
2006	33,393,000	16,696,000	16,697,000	—	.60
2007	222,697,000	140,996,000	81,701,000	—	.61
2008	405,925,000	211,686,000	194,239,000	—	.62
2009	411,797,000	115,306,000	296,491,000	—	.51
2010	416,935,000	141,132,000	275,803,000	—	.50
2011	428,650,000	162,145,000	266,505,000	—	.50
2012	439,188,000	61,486,000	377,702,000	—	.50
2013	111,352,000	(6)	(6)	—	.12
	2,470,060,000	849,447,000	1,509,261,000	—

_________________________

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
(2)	For federal income tax purposes represents a reduction in basis resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	For federal income tax purposes represents a capital gain distribution.
(4)	This assumes that the share was held as of January 1 of the applicable year.
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(5)	Inland American began paying monthly distributions in November 2005. This amount represents total distributions per share paid during the period from November 2005 through December 2005.
(6)	These amounts have not yet been determined as of March 31, 2013.

Inland Diversified Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2012

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
	$	$	$	$	$
2009	96,035	—	96,035	—	.60
2010	7,031,118	5,690,284	1,340,834	—	.60
2011	23,641,000	10,300,400	13,340,600	—	.60
2012	51,767,000	32,169,567	19,509,516	87,917.60
2013	17,008,000	(5)	(5)	—	.15
	99,543,153	48,160,251	34,286,985	87,917

_________________________

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
(2)	For federal income tax purposes represents a reduction in basis resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	For federal income tax purposes represents a capital gain distribution.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)	These amounts have not yet been determined as of March 31, 2013.

Inland Retail Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2003

	Total Distribution		Ordinary Income(1)		Non Taxable Distribution(2)		Capital Gain Distribution(3)		Total Distributions per Share(4)
	$		$		$		$		$
1999	1,396,861		318,484		1,078,377		—		.49	(5)
2000	6,615,454		3,612,577		3,002,877		—		.77
2001	17,491,342		10,538,534		6,952,808		—		.80
2002	58,061,491		36,387,136		21,674,355		—		.82
2003	160,350,811		97,571,099		62,779,712		—		.83
2004	190,630,575		110,922,403		79,708,172		—		.83
2005	193,733,000		146,820,000		45,713,000		1,200,000.76			(6)
2006	162,705,000	(1)	162,705,000	(1)	—	(1)	—	(1)
	790,984,534		568,875,233		220,909,301		1,200,000

_________________________

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end. Because of the acquisition by DDR, this information reflects distributions as of September 30, 2006.
(2)	For federal income tax purposes represents a reduction in basis resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	For federal income tax purposes represents a capital gain distribution.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)	IRRETI began paying monthly distributions in May 1999. This amount represents total distributions per share made during the period from May 1999 through December 1999.
(6)	For the year ended December 31, 2005, IRRETI declared distributions of $0.83 per diluted weighted average number of shares outstanding and distributed $0.76 per share for the eleven-month period February 7, 2005 through December 7, 2005.
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Liquidity of Prior Programs

While engaged in a public offering of its common stock, each of the five REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually. The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•	Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange. In July 2000, IRC became a self-administered REIT by acquiring, through merger, its advisor and its property manager. The board evaluated market conditions each year thereafter. IRC listed its shares on the NYSE and began trading on June 9, 2004 at a price equal to $11.95 per share. On July 10, 2013, the closing price of the IRC common stock on the NYSE was $10.59 per share.
•	Inland Retail Real Estate Trust, Inc. IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange. In December 2004, IRRETI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. The board of directors of IRRETI thereafter considered market conditions and chose not to list its common stock. IRRETI instead consummated a liquidity event by merging with Developers Diversified Realty Corporation, a NYSE-listed REIT, in February 2007. IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.
•	Retail Properties of America, Inc. RPAI stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock. In November 2007, RPAI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.” On July 10, 2013, the closing price of the RPAI Class A Common Stock on the NYSE was $14.63 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.85 per share of its common stock).
•	Inland American Real Estate Trust, Inc. In the prospectuses used in each of its “best efforts” offerings, Inland American disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010. The public reports filed by Inland American with the SEC indicate that Inland American is positioning the company and its portfolio of assets for several potential liquidity events.
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•	Inland Diversified Real Estate Trust, Inc. In the prospectus used in its “best efforts” offering, Inland Diversified disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2014. The public reports filed by Inland Diversified with the SEC indicate that Inland Diversified’s board of directors has formed a special committee of independent directors to review alternatives for a potential liquidity event for the company's stockholders. Inland Diversified disclosed that the special committee has retained Wells Fargo Securities as its financial adviser to assist with the review process, and it plans to meet regularly with the company's management team as the plan progresses. Inland Diversified also disclosed that it has not made a decision to pursue any specific liquidity alternative and that there is no set timetable for completion of this process and there can be no assurances that the review process will result in any transaction being announced or completed. Inland Diversified announced that it does not plan to provide updates or make any further comment on the review process unless and until such time as its board of directors has approved a specific action or otherwise has determined that further disclosure is appropriate.

MANAGEMENT

The following discussion updates the discussion contained in the section of our prospectus captioned “Management – Inland Affiliated Companies,” which begins on page 103 of the prospectus and updates the same section contained in Supplement No. 11.

Inland Affiliated Companies

Our sponsor, Inland Real Estate Investment Corporation, or IREIC, is an affiliate of The Inland Real Estate Group, Inc., or “TIREG,” which is wholly owned by The Inland Group, Inc. The first Inland entity was formed by a group of Chicago schoolteachers in 1967, and incorporated the following year. TIREG and its affiliates are still centered in the Chicago metropolitan area. Over the past forty years, TIREG’s affiliates have experienced significant growth and now make up a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services. IREIC, our Business Manager and TIREG are part of The Inland Real Estate Group of Companies, Inc.

The Inland Real Estate Group of Companies was the 2009 winner, in the category including 1,000+ employees, of the thirteenth annual Torch Award for Marketplace Ethics, awarded by the Better Business Bureau serving Chicago & Northern Illinois (the “BBB”). The award is given to companies that the BBB identifies as exemplifying ethical business practices. In a press release issued by the BBB, the president and chief executive officer of the BBB noted that the 2009 competition had the largest number of nominations and entries, with more than 1,800 nominations from a wide variety of businesses. We note, however, that these rankings do not indicate, and should not be relied upon as to, how we may perform in the future.

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As of March 31, 2013, Inland affiliates or related parties had raised more than $19.4 billion from investment product sales to over 476,000 investors, many of whom have invested in more than one product. Inland had completed 444 programs, comprised of eight public funds, 424 private partnerships,eleven 1031 exchange programs and one public REIT, as of March 31, 2013. No completed program has paid total distributions less than the total contributed capital to the program. For these purposes, Inland considers a program to be “completed” at the time that the program no longer owns any assets (four sole owners in 1031 exchange programs elected to self-manage their properties; and therefore, no information on current performance for those programs is available to Inland). Neither IRC nor RPAI is considered a “completed” program for these purposes, as each continues to own assets.

As of March 31, 2013, Inland affiliates or related parties cumulatively had 1,475 employees, owned properties in forty-eight states and managed assets with a book value exceeding $20.8 billion. As of March 31, 2013, Inland was responsible for managing approximately 88.2 million square feet of commercial properties located in forty-eight states, as well as 13,187 multi-family units. IREA, another affiliate of IREIC, has extensive experience in acquiring real estate for investment. Over the years, through IREA and other affiliates, Inland has acquired more than 3,137 properties.

As of March 31, 2013, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned in excess of 1,396 acres of pre-development land in the Chicago area, as well as over 1.6 million square feet of real property and 659 apartment units.

Inland Institutional Capital Partners specializes in sourcing private equity and identifies large scale investment opportunities for the real estate companies and REITs that are part of The Inland Real Estate Group of Companies, Inc. Since 2005, Inland Institutional Capital Partners has completed transactions with a value in excess of $7.5 billion. Inland Institutional Capital Partners is also an SEC registered investment advisor and is the advisor to the Inland Retail Property Fund, L.P.

Inland Real Estate Brokerage & Auctions, Inc., since 2000 has completed more than $1.1 billion in commercial real estate sales and leases and has been involved in the sale of more than 7,400 multi-family units and the sale and lease of over 122 million square feet of commercial property. As of March 31, 2013, another Inland affiliate, Inland Mortgage Brokerage Corporation, had originated more than $19.875 billion in financing including loans to third parties and affiliated entities. Another Inland affiliate, Inland Mortgage Capital Corporation owned a loan portfolio totaling approximately $80.2 million. Another affiliate, Inland Commercial Mortgage Corporation, had originated more than $1.65 billion in financing as of March 31, 2013. As of March 31, 2013, Inland Mortgage Servicing Corporation serviced a loan portfolio with a face value equal to approximately $3.1 billion.

The following updates the discussion contained in the section of our prospectus captioned “Management — Our Directors and Executive Officers,” which begins on page 109.

Our Directors and Executive Officers

At our 2013 annual meeting of stockholders, held June 11, 2013, our stockholders elected Mses. Henry and McGuinness and Messrs. Daniels, Davis and Goodwin to serve as directors for a term ending at the 2014 annual meeting of stockholders.

The following updates the discussion contained in the section of our prospectus captioned “Management — Our Business Manager,” located on page 112 of the prospectus.

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Our Business Manager

Effective November 7, 2012, Mr. Timothy D. Hutchinson was appointed to the board of directors of the Business Manager. The biography of Mr. Hutchinson is set forth above under “— Our Real Estate Managers.” Mr. Hutchinson replaces Mr. Cosenza, who resigned from the board of directors of the Business Manager, effective November 7, 2012.

The following updates the discussion contained in the section of our prospectus captioned “Management — Inland Securities Corporation,” which begins on page 124 of the prospectus.

Inland Securities Corporation

Mr. Conlon resigned as a director and the president of Inland Securities Corporation on December 31, 2012. Ms. Brenda Gujral was appointed as the president of Inland Securities Corporation on January 1, 2013. Ms. Gujral’s biography is set forth below.

Brenda G. Gujral, 70.  Ms. Gujral was appointed president of Inland Securities Corporation in January 2013; she previously served as the president and chief operating officer of Inland Securities Corporation from January 1997 to June 2009, and has been a director of Inland Securities Corporation since January 1997. Ms. Gujral is a director of IREIC and has served as its president since February 2012 (and served in that capacity from July 1987 through June 1992 and again from January 1998 through January 2011). In addition, Ms. Gujral served as the chief executive officer of IREIC from January 2008 to February 2012. Ms. Gujral served as a director of Inland Investment Advisors, Inc., an investment advisor, from January 2001 to May 2013, and has served as a director (March 2003 to May 2012) and chief executive officer (June 2005 to November 2007) of Retail Properties of America, Inc. (formerly, Inland Western Retail Real Estate Trust, Inc.), as a director (since June 2008) and as president (since its inception in October 2004 to September 2012) of Inland American Real Estate Trust, Inc. and president (from June 2008 to May 2009) of Inland Diversified Real Estate Trust, Inc. and as a director and chairman of the board (August 2011 to June 2012) of our Company. Ms. Gujral also has been the chairman of the board (since May 2001) and the president (since May 2012) of Inland Private Capital Corporation (f/k/a Inland Real Estate Exchange Corporation) and a director of Inland Opportunity Business Manager & Advisor, Inc. since April 2009. Ms. Gujral was a director of Inland Retail Real Estate Trust, Inc. from its inception in September 1998 until it was acquired in February 2007.

Ms. Gujral has overall responsibility for the operations of IREIC, including investor relations, regulatory compliance and filings, review of asset management activities and broker-dealer marketing and communication. Ms. Gujral works with internal and outside legal counsel in structuring IREIC’s investment programs and in connection with preparing offering documents and registering the related securities with the SEC and state securities commissions.

Ms. Gujral has been with the Inland organization for thirty-five years, becoming an officer in 1982. Prior to joining the Inland organization, she worked for the Land Use Planning Commission of the State of Oregon, establishing an office in Portland, to implement land use legislation for Oregon. Ms. Gujral graduated from California State University, in Fresno. She holds Series 7, 22, 39 and 63 certifications from FINRA, and is a member of NAREIT, the Investment Program Association and the Real Estate Investment Securities Association. Additionally, Ms. Gujral serves on the board of directors of the Disability Rights Center of the Virgin Islands, an organization that focuses on advancing the legal rights of people with disabilities in the U.S. Virgin Islands. In February 2013, Ms. Gujral was inducted into Midwest Real Estate News Commercial Real Estate Hall of Fame.

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Description of Real Estate Assets

The following supersedes and replaces the fourth full paragraph of the section of Supplement No. 11 to the prospectus captioned “Investments in Real Estate Assets – Recent Acquisitions – Newington Fair Shopping Center,” on page S-60.

Newington Fair Shopping Center

At closing, Newington Fair Shopping Center was 100% leased to two tenants. The weighted-average remaining lease term for the two tenants occupying the property, at closing, was approximately fourteen years. The two tenants of the property are: (1) Sam’s Club, a retail warehouse club, which leases, pursuant to a ground lease, 134,605 square feet, or 72.3% of the total gross leasable area of this property, excluding the vacant pad, paying an annual base rent of $301,852; and (2) LA Fitness, a health and fitness club, which leases 51,600 square feet, or 27.7% of the total gross leasable area of this property, excluding the vacant pad, paying an annual base rent of $954,600, which is scheduled to increase to: in June of 2014 and June of 2019 by the lesser of the percentage increase in the consumer price index, as defined, or 10% of the minimum rent in effect immediately prior to the applicable date. The Sam’s Club lease expires in June 2028, and the LA Fitness lease expires in June 2024.

The following supersedes and replaces the section of Supplement No. 11 to the prospectus captioned “Financing Transactions – Dollar General Properties (Phase II) – Bank of the Ozarks Loan,” on page S-63.

Bank of the Ozarks Loan. We also entered into a loan agreement in an aggregate principal amount equal to approximately $4.7 million from Bank of the Ozarks (sometimes referred to herein as the “third loan”) of which approximately $1.96 million was funded at closing of which approximately $1.66 million was used to fund a portion of the above seven “Phase II” properties and approximately $300,000 was retained by us and the remainder of which was used to partially fund the Newington Fair Shopping Center as described below. This loan is secured pursuant to a “Blocked Account Control Agreement” under which IREIC deposited an amount equal to the aggregate principal amount of the loan into a deposit account under the control of the lender. This loan bears interest at a floating rate equal to the “Three Month” LIBOR rate plus 3.75% per annum, subject to a floor interest rate of 6% per annum (at July 10, 2013 the “Three Month” LIBOR rate equaled approximately 0.269%) and matures on December 28, 2013. Any change in the interest rate will take effect on the effective date of the latest “Three Month” LIBOR rate as indicated in The Wall Street Journal. We are required to make monthly payments of interest only which we started on February 1, 2013 until the maturity date at which point the then remaining principal balance of the loan, plus any accrued interest becomes due in full. The loan may be prepaid in full or in part, at any time, and is not subject to any pre-payment premium. On July 15, 2013 we used $1 million of the net proceeds from our “best efforts” offering to repay $1 million of principal indebtedness outstanding under the third loan. Following this payment the remaining outstanding principal balance of the third loan was approximately $3.7 million, of which approximately $1.96 million is attributed to the seven “Phase II” properties, and which will be due and payable at the maturity date. The loan is non-recourse to us. In addition to securing the loan with the “Blocked Account,” IREIC has fully and unconditionally guaranteed payment and performance. We did not pay any fees or other consideration to IREIC for this guarantee or for the pledge of security. The loan contains various customary events of default. If an event of default occurs under the loan we will be required to pay a default interest rate equal to 8.00% per annum above the then current interest rate.

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The following supersedes and replaces the section of Supplement No. 11 to the prospectus captioned “Financing Transactions – Newington Fair Shopping Center – Bank of the Ozarks Open-End Mortgage Loan,” on page S-64.

Bank of the Ozarks Open-End Mortgage Loan. In connection with acquiring the Newington Fair Shopping Center, our wholly-owned subsidiary, IREIT Newington Fair, L.L.C. entered into a loan secured by a two tranche open end mortgage on the property, consisting of two components, in an aggregate principal amount equal to approximately $15.13 million from the Bank of the Ozarks, of which approximately $14.72 million was funded at closing. An open end mortgage allows a borrower to borrow unfunded portions of a loan subject to certain conditions. The unfunded portion of the loan may be drawn upon to pay for anticipated maintenance expenses of approximately $300,000 during 2013. The first portion of the open end mortgage loan is a “senior tranche” in an aggregate principal amount of approximately $9.79 million, of which approximately $9.5 million was funded at closing. The second portion is a “junior tranche” in an aggregate principal amount of approximately $5.34 million, of which approximately $5.2 million was funded at closing. As of July 10, 2013, the entire principal balance of the junior tranche had been paid in full.

The open end mortgage loan is secured by the property.   The senior tranche portion of the open end mortgage loan requires monthly payments of interest only and bears interest at a floating rate equal to 3.25% per annum above the “Three Month” LIBOR (at July 10, 2013 the “Three Month” LIBOR rate equaled approximately 0.269%). The interest rate is subject to a floor of 3.50% per annum. Any change in the interest rate will take effect on the effective date of the latest “Three Month” LIBOR rate as indicated in The Wall Street Journal. The senior tranche portion of the open end mortgage loan matures on December 27, 2015. The senior tranche portion of the loans is able to be prepaid in full or in part, at any time, and is not subject to any pre-payment premium. Provided no principal payments are made during the term of the loan and that the entire principal amount is borrowed, approximately $9.625 million will be due and payable on the senior tranche at the maturity date.

The open end mortgage loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties and limitations on zoning reclassifications of the properties.  The loan documents also contain various customary events of default, including the non-payment of principal or interest, any default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events.  If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender.  In the event of a default, the borrowers will be required to pay a default interest rate equal to the lesser of the maximum legal interest rate or 8.00% per annum above the initial interest rate or revised interest rate, as applicable.

The open end mortgage loan is non-recourse to us and the borrowers, with certain exceptions for borrower bankruptcy.  We have guaranteed the full amount of the debt in the event borrower fails to provide access or information to the properties or fails to obtain the lender’s prior written consent to any liens on or transfers of the properties, and in the event of any losses, costs or damages incurred by the lender as a result of fraud or intentional misrepresentation of any individual borrower, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

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PLAN OF DISTRIBUTION

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of July 10, 2013.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
From our sponsor in connection with our formation:	20,000	$200,000	–	$200,000

Shares sold in the offering:	1,553,596.260	14,800,021	813,256	13,986,765

Shares sold pursuant to our distribution reinvestment plan:	11,064.694	105,114	-	105,114

Shares purchased pursuant to our share repurchase program:	-	-	-	-
Total:	1,584,660.954	15,105,135	813,256	14,291,879
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

The following information supersedes and replaces the section of the prospectus captioned “Plan of Distribution - Compensation We Pay For the Sale of Our Shares,” which begins on page 211 of the prospectus.

Compensation We Pay For the Sale of Our Shares

Except for the special sales or volume discounts described later in this section, we will pay the dealer manager selling commissions of 7% of the selling price of the shares of common stock sold on a “best efforts” basis. The dealer manager anticipates reallowing (paying) the full amount of the selling commissions to participating soliciting dealers as compensation for their services in soliciting and obtaining subscriptions. Except for certain special sales as described later in this section, we will pay an additional 3% of the gross proceeds from the offering of shares sold on a “best efforts” basis to the dealer manager for marketing the shares in connection with this offering, which includes coordinating the marketing of the shares with any participating soliciting dealers.  The dealer manager may, in its discretion, reallow (pay) up to 1.5% of this marketing contribution to participating soliciting dealers.  We also will reimburse the dealer manager and participating soliciting dealers for bona fide out-of-pocket, itemized and detailed due diligence expenses incurred by these entities, in an amount up to 0.5% of the gross offering proceeds from shares sold in the “best efforts” offering.  These expenses will be reimbursed from amounts paid or reallowed (paid) to these entities as a marketing contribution.  The following table shows the compensation payable to our dealer manager for sale of shares in the “best efforts” portion of this offering.

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Type of Compensation	Amount	Estimated Maximum Amount
Selling Commissions	7% of the sale price for each share	$105,000,000
Marketing Contribution	3% of the gross offering proceeds	$45,000,000

In no event will the amount we pay to FINRA members, including selling commissions and the marketing contribution (which includes any due diligence expenses reimbursed from the marketing contribution), exceed FINRA’s 10% cap on underwriting compensation. All amounts deemed to be “underwriting compensation” by FINRA will be subject to FINRA’s 10% cap.  In connection with the minimum offering and FINRA’s 10% cap, our dealer manager will advance all the fixed expenses, including, but not limited to, wholesaling salaries, salaries of dual employees allocated to wholesaling activities, and other fixed expenses (including, but not limited to wholesaling expense reimbursements and the dealer manager’s legal costs associated with filing the offering with FINRA), that are required to be included within FINRA’s 10% cap to ensure that the aggregate underwriting compensation paid in connection with the offering does not exceed FINRA’s 10% cap. Also, our dealer manager will repay to the Company any compensation over FINRA’s 10% cap if the offering is abruptly terminated after reaching the minimum amount, but before reaching the maximum amount, of offering proceeds.

We will not pay selling commissions or marketing contributions in connection with the following special sales:

•	the sale of common stock as compensation for services by IREIC or any of its directors, officers, employees or affiliates;

•	the purchase of common stock by each of Inland Securities or any of its or our directors, officers, employees or affiliates, or any family members of those individuals (including spouses, parents, grandparents, children and siblings), for $9.00 per share; and

•	the purchase of common stock under our distribution reinvestment plan.

Reallowable 7% selling commissions will not be paid in connection with the following special sales, but the marketing contribution will be paid in connection with the following special sales:

•	the purchase of common stock by each soliciting dealer and any of their respective directors, officers, employees or affiliates who request and are entitled to purchase common stock net of selling commissions for $9.30 per share;

•	the sale of common stock to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature; and

•	the common stock credited to an investor as a result of a volume discount.
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In each of the three types of special sales specified above, a 3% marketing contribution will be paid by us to Inland Securities, which may then reallow one half of the 3% marketing contribution, or 1.5%, to the participating soliciting dealer. However, in the case of special sales of common stock to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature, the 3% marketing contribution will only be paid by us in cases where the registered investment adviser is affiliated with a participating soliciting dealer that is a party to a soliciting dealer agreement with Inland Securities, and Inland Securities may then reallow half of the 3% marketing contribution, or 1.5%, to the participating soliciting dealer entity with which the registered investment adviser is affiliated.

All purchases of common stock by our dealer manager or any soliciting dealer must be made in accordance with FINRA regulations, including without limitation Rule 5130. We expect that these purchases, if any, will be made for investment purposes only.

We may not pay or award any commissions or other compensation to any person engaged by you for investment advice as an inducement to advise you to purchase shares of our common stock. A registered broker dealer or other properly licensed person may, however, earn a sales commission in connection with a sale of the common stock.

We will not pay any registered investment advisory fees in connection with any purchase by you of our common stock.

We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating soliciting dealers, such as golf shirts, fruit baskets, cakes, chocolates, a bottle of wine, or tickets to a sporting event. In no event will these items exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned on achieving a particular sales target. The value of these items will be considered underwriting compensation in connection with this offering.

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